Mail Stop 3010

August 25, 2009

VIA USMAIL and FAX (404) 407-1151

Mr. James A. Fleming
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
191 Peachtree Street NE, Suite 3600
Atlanta, Georgia 30303-1740

      Re: Cousins Properties Incorporated
              Form 10-K for the year ended December 31, 2008
              Filed on February 27, 2009
              File No. 001-11312

Dear Mr. James Fleming:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Yolanda Crittendon
                        Staff Accountant